UBS AG
Postfach
CH-8098 Zurich
Tel +41-44-234 11 11

www.ubs.com

Ms. Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549

August 23, 2011

Re: UBS AG Form 20-F for the fiscal year ended December 31, 2010

Form 6-K furnished July 26, 2011

Dear Ms. Hunsaker:

We have received your letter dated August 22, 2011, outlining comments from your office with respect to certain accounting and other issues raised by the captioned filings of UBS AG.

We are working diligently on preparing written responses to the several issues raised, including supplemental materials to be provided to the Commission. We expect that this process will take more than the ten business days within which you have requested a response, because of the need to discuss the issues, and the commitments as to future disclosure that the SEC is requesting us to make, internally among numerous senior members of management, as well as our Disclosure Committee.

We expect to be in a position to supply our full response to your comments by September 16, 2011.

Please contact us if you have any concerns about this.

Very truly yours,

Louis Eber Group Managing Director	Sarah Starkweather Director